INVESTOR UPDATE May 2017

Page 2 FORWARD-LOOKING STATEMENTS This presentation contains certain "forward-looking statements" within the meaning of federal securities laws and covered by the safe harbor protections. Words such as "anticipates", "believes," "expects", "intends", "plans", "projects", "will", "would", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect ONEOKs (OKE) and ONEOK Partners’ (OKS) current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving OKE and OKS, including future financial and operating results, OKE's and OKS's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following: – the ability to obtain the requisite OKE stockholder and OKS unitholder approvals relating to the proposed transaction; – the risk that OKE or OKS may be unable to obtain governmental and regulatory approvals required for the proposed transaction, if any, or required governmental and regulatory approvals, if any, may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; – the risk that a condition to closing of the proposed transaction may not be satisfied; – the timing to consummate the proposed transaction; – the risk that cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; – disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers; – the possible diversion of management time on merger-related issues; – the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction; – the effects of weather and other natural phenomena, including climate change, on OKE’s and/or OKS’ operations, demand for OKE’s or OKS’ services and energy prices; – competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel; – the capital intensive nature of our businesses; – the profitability of assets or businesses acquired or constructed by us; – our ability to make cost-saving changes in operations; – risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties; – the uncertainty of estimates, including accruals and costs of environmental remediation; – the timing and extent of changes in energy commodity prices; – the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs; – the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers' desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilit ies; – difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines; – changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change; – conflicts of interest between OKE, OKS, ONEOK Partners GP, and related parties of OKE, OKS, and ONEOK Partners GP; – the impact of unforeseen changes in interest rates, debt and equity markets, inflation rates, economic recession and other external factors over which OKE and OKS have no control, including the effect on pension and postretirement expense and funding resulting from changes in equity and bond market returns; – our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences; – actions by rating agencies concerning the credit ratings of OKE and OKS; – the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC); – our ability to access capital at competitive rates or on terms acceptable to us; – risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection; – the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant; – the impact and outcome of pending and future litigation; – the ability to market pipeline capacity on favorable terms, including the effects of: • future demand for and prices of natural gas, NGLs and crude oil; • competitive conditions in the overall energy market; • availability of supplies of Canadian and United States natural gas and crude oil; and • availability of additional storage capacity; – performance of contractual obligations by our customers, service providers, contractors and shippers; – the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances; – our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

Page 3 FORWARD-LOOKING STATEMENTS (CONT’D) – the mechanical integrity of facilities operated; – demand for our services in the proximity of our facilities; – our ability to control operating costs; – acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers' or shippers' facil ities; – economic climate and growth in the geographic areas in which we do business; – the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets; – the impact of recently issued and future accounting updates and other changes in accounting policies; – the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere; – the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks; – risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions; – the impact of uncontracted capacity in our assets being greater or less than expected; – the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates; – the composition and quality of the natural gas and NGLs supplied to OKS’s gathering system, processed in OKS’s plants and transported on OKS’s pipelines; – the efficiency of our plants in processing natural gas and extracting and fractionating NGLs; – the impact of potential impairment charges; – the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting; – our ability to control construction costs and completion schedules of our pipelines and other projects; and – the risk factors listed in the reports OKE and OKS have filed and may file with the SEC, which are incorporated by reference. These reports are also available from the sources described below. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither OKE nor OKS undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of OKE and OKS on file with the SEC. OKE's and OKS's SEC filings are available publicly on the SEC's website at www.sec.gov. This presentation also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating our overall financial performance. These non-GAAP measures are broadly used to value and compare companies in our industry. Please also see OKE's website at http://www.oneok.com under "Investors" for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. Please also see OKS's website at http://www.oneokpartners.com under "Investors" for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort. Additional Information And Where To Find It: This communication is not a solicitation of any vote, approval, or proxy from any ONEOK stockholder or ONEOK Partners unitholder. In connection with the proposed transaction, on March 7, 2017, ONEOK filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, as amended on April 21, 2017, and May 4, 2017, (the "Form S-4") which includes a preliminary prospectus of ONEOK and a joint proxy statement of ONEOK and ONEOK Partners. These materials are not yet final and will be amended. Each of ONEOK and ONEOK Partners may also file other documents with the SEC regarding the proposed transaction. ONEOK and ONEOK Partners will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which ONEOK or ONEOK Partners may file with the SEC in connection with the proposed transaction. ONEOK and ONEOK Partners urge investors and their respective stockholders and unitholders to read the registration statement, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus and other relevant materials filed and to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from ONEOK's website (www.oneok.com) under the tab "Investors" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from ONEOK Partners’ website (www.oneokpartners.com) under the tab "Investors" and then under the heading "SEC Filings.” Participants In The Solicitation: OKE, OKS and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from OKE stockholders and OKS unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OKE stockholders and OKS unitholders in connection with the proposed transaction are set forth in the preliminary joint proxy statement/prospectus filed with the SEC on March 7, 2017, as amended on April 21, 2017, and May 4, 2017, and will be set forth in the definitive joint proxy statement/prospectus when it becomes available. You can find information about OKE's executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2017. You can find information about OKS's executive officers and directors in its annual report on Form 10-K filed with the SEC on February 28, 2017. Additional information about OKE's executive officers and directors and OKS's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and the other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from OKE and OKS using the contact information above. This presentation contains factual business information or forward-looking information and is neither an offer to sell nor a solicitation of an offer to buy any securities of ONEOK or ONEOK Partners. All references in this presentation to financial and volume guidance are based on news releases issued on Feb 1, 2017; Feb. 27, 2017; and May 2, 2017, and are not being updated or affirmed by this presentation.

ONEOK – ONEOK PARTNERS TRANSACTION OVERVIEW

Page 6 MERGER TRANSACTION SUMMARY • On Feb. 1, 2017, ONEOK and ONEOK Partners announced a definitive agreement under which ONEOK will acquire all of the outstanding common units of ONEOK Partners that ONEOK does not already own – Each common unit of ONEOK Partners will be converted into 0.985 of a share of ONEOK common stock – The transaction represents a 22.4 percent premium to the ONEOK Partners closing price on Jan. 27, 2017 • In April 2017, ONEOK announced a new $2.5 billion, five-year senior unsecured revolving credit facility to replace the existing ONEOK and ONEOK Partners credit facilities (effective on merger transaction completion) • The combined company is expected to receive investment-grade credit ratings (BBB/Baa3) – ONEOK expects no cash income taxes through at least 2021 – ONEOK Partners would become a wholly owned subsidiary of ONEOK, effectively eliminating its incentive distribution rights – ONEOK and ONEOK Partners expect to cross guarantee debt • ONEOK’s first dividend declared following the closing of the transaction is expected to increase 21 percent with subsequent annual dividend growth of 9 to 11 percent through 2021 – Expect to target dividend coverage of greater than 1.2x • The transaction is expected to close late in the second quarter or early in the third quarter 2017 – Requires approvals from ONEOK Partners unitholders and ONEOK shareholders – Amended Form S-4 and joint proxy statement filed May 4 CREATES $30 BILLION ENTERPRISE VALUE COMPANY; LOWERS COST OF FUNDING

Page 7 COMPELLING LONG-TERM VALUE FOR OKE SHAREHOLDERS & OKS UNITHOLDERS Investment-grade credit ratings • S&P – ONEOK on CreditWatch positive to BBB from BB+ • Moody’s – ONEOK under review for upgrade to Baa3 from Ba1 • Annual dividend coverage target greater than 1.2 times • Ample cash flow to maintain deleveraging strategy Improved cost of funding • Elimination of incentive distribution rights (IDRs) significantly lowers cost of funding • Access to a more liquid equity market • Benefit from larger size of the combined entity Significant upfront dividend increase and higher dividend rate • Expected dividend increase of 21 percent to $0.745, or $2.98 per share on an annualized basis, with expected subsequent dividend growth of 9 to 11 percent annually through 2021 • 22.4 percent premium for ONEOK Partners unitholders per closing price on Jan. 27, 2017 • Expected to be immediately accretive, and then double-digit accretive to distributable cash flow (DCF) in all years from 2018 through 2021 • $14 billion tax basis step-up that is expected to provide a cash income tax deferral • No cash income taxes expected through at least 2021 • Expect significantly increased cash flow No cash income taxes

Page 15 OKE FINANCIAL GUIDANCE SUMMARY • Net income range*: $575 million – $755 million • Adjusted EBITDA range*: $1,870 million – $2,130 million • Distributable cash flow*: $1,245 million – $1,505 million – Target dividend coverage ratio of 1.2 times or greater • Capital expenditures: $520 million - $640 million – Growth: $380 million - $480 million – Maintenance: $140 million - $160 million • Capital expenditures by segment: – NGL: $215 million - $260 million – NGGP: $215 million - $260 million – NGP: $80 million - $105 million – Other: $10 million - $15 million *Assumes ONEOK’s acquisition of ONEOK Partners effective Jan. 1, 2017 and excludes one-time transaction fees associated with the merger transaction **Expected first quarterly dividend following completion of OKE-OKS transaction, annualized $1.48 $2.13 $2.43 $2.46 $2.98 2013 2014 2015 2016 Annualized Dividend** Dividends Paid Per Share Per Year 19% CAGR since 2013 2017

Page 21 OKE – STRONG BALANCE SHEET • Leverage target – GAAP debt-to-EBITDA ratio < 4.0x • Committed to taking necessary steps to maintain investment-grade credit ratings • Expected credit ratings: – S&P: BBB – Moody’s: Baa3 • Announced new $2.5 billion revolving credit facility in April 2017* COMMITTED TO INVESTMENT-GRADE CREDIT RATING $1.2 $1.5 $1.6 $1.8 $2.0 2013 2014 2015 2016 2017G OKE Adjusted EBITDA Growth ($ in Billions) Adjusted EBITDA 5.9x 5.4x 5.8x 5.2x 4.7x 2013 2014 2015 2016 2017G OKE Consolidated GAAP Debt-to-EBITDA Ratio GAAP Debt-to-EBITDA Ratio *Available upon completion of the proposed ONEOK and ONEOK Partners merger transaction